Proxy

ANNUAL MEETING OF SHAREHOLDERS OF

LPBP Inc. (the Corporation")

TO BE HELD at Marriott Courtyard, 231 Carlingview Drive, Toronto, ON, Canada, on TUESDAY, APRIL 12, 2005 at 4:00 PM.

The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints, John R. Anderson, CEO of the Corporation, or failing this person, Peter E. Brent, Secretary of the Corporation, or in the place of the foregoing, ____________ _______________________________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

If any amendments or variations to the matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Information Circular)

(a) To elect directors for the ensuing year [ ] Vote For

[ ] Withhold Vote

(b) For the appointment of auditors [ ] Vote For

[ ] Withhold Vote

(c) To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________________________________

Please Print Name: ______________________________________

Date: __________________________________________________

Number of Shares Represented by Proxy__________________ (If the number of shares represented by this Proxy form is not indicated by the Registered Shareholder, then it shall be deemed to represent that number indicated on the affixed label.)

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

  This Proxy is solicited by the Management of the Corporation.

  This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

  If this Instrument of Proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.

  A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

  A Registered Shareholder who is not able to attend the Meeting or any adjournment thereof in person but wishes to vote on the resolutions, may do the following:

    appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote; OR appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In respect of proxies in which the shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of each of management's nominees for directors and the reappointment of Ernst & Young LLP as auditors at a remuneration to be fixed by the board of directors of the Corporation, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of management's nominees set out in the management proxy circular as directors of the Corporation and in favour of the reappointment of Ernst & Young LLP as auditors at a remuneration to be fixed by the board of directors of the Corporation. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept., 100 University Avenue, 9 th Floor

Toronto, Ontario M5J 2Y1

Fax: Within North America: 1-866-249-7775 - Outside North America: (416) 263-9524